Filed by United Bancorp Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: United Bancorp Inc.

Commission File No.  000-16640

Talking Points for United Bank & Trust co-workers (for internal use only)

Please tell me more about this announcement.

On Wednesday, Jan. 8, Old National publicly announced its intention to partner with United Bank & Trust. Our plans call for the transaction to be completed late in the 2nd quarter of this year, and for all United banking centers to become Old National branches in August.

Tell me about Old National.

Old National is a secure, FDIC-insured community bank that is fully committed to United Bank & Trust clients and to this community.

Headquartered in Evansville, Ind., Old National has a 180-year legacy of serving Midwestern families, businesses and communities. Old National entered the state of Michigan in 2013 with the acquisition of Bank of America branches in Southeastern Michigan. ONB also has banking centers throughout Indiana (including Michiana and Fort Wayne), along with branches in Southern Illinois, Western Kentucky and Louisville. Old National has nearly 170 total branches.

In addition to providing comprehensive retail, commercial and business banking services, Old National offers insurance, wealth management and investment services.

Why did United decide to partner with Old National?

Our leadership team recognized an opportunity to enhance the suite of products and services that we can provide to our clients, while also allowing Old National to benefit from United’s areas of expertise – including small business lending. The partnership creates the potential for larger relationships for us in banking, wealth management and mortgage, and it’s a great cultural fit because both banks are focused on solutions-based client service and community investment.

When will my accounts change?

Absolutely nothing is changing right now. We are still United Bank & Trust, and you should continue to bank as you always have (same checks, same locations, same ATMs). You can also expect to see the same faces you’ve become accustomed to seeing.

Old National is committed to clearly communicating any changes that may be made to your accounts. As we approach the branch conversion, some changes may be made. I promise that we will work very hard to ensure the process is as smooth and seamless as possible for you.

Will this banking center be closing?

Nothing is changing right now with this branch or any United banking center. As we move ahead in this partnership, I would expect that the leadership teams from United and Old National will evaluate many things, including their combined branch network. But again, nothing is changing now – you can continue to bank as usual.

Talking Points for United Bank & Trust co-workers (for internal use only)

Is my money safe? If I have $250,000 here and $250,000 at Old National are my deposits covered at both places?

If your balances at both banks are equal to or less than $250,000 your deposits will remain fully insured before the transaction is completed.  After the transaction closes, if your combined balances are greater than $250,000 your FDIC coverage may be affected. The coverage is dependent on how your accounts are titled. Let’s review your deposits at each bank (access www.FDIC.gov for the deposit evaluator to determine FDIC coverage).

Can I go to an Old National Banking center to make a deposit today?

No, for the near future you will continue to bank as you do today. I’ll continue to take care of you here. Our online banking system and all of our telephone numbers are also still the same. At a later date we will let you know how you can take advantage of the ability to bank at any Old National banking center, as well as at oldnational.com.

Will this change your commitment to the community?

Absolutely not. Old National shares our commitment to community investment and community service, which is one of the reasons we sought this partnership. In fact Old National is a former recipient of the Points of Light Corporate Engagement Award for Excellence, arguably the highest recognition of corporate volunteer service and community engagement. And Old National associates are encouraged and empowered to volunteer their time in the community.

Information for Investors

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Old National Bancorp will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement to be used by United Bancorp to solicit the required approval of its shareholders in connection with the proposed merger and will constitute a prospectus of Old National Bancorp. Old National Bancorp and United Bancorp may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF OLD NATIONAL BANCORP AND UNITED BANCORP ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the proxy statement and prospectus and other documents containing important information about Old National Bancorp and United Bancorp, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Old National Bancorp will be available free of charge on Old National Bancorp’s website at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by

Talking Points for United Bank & Trust co-workers (for internal use only)

accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Old National Bancorp, United Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United Bancorp in connection with the proposed transaction. Information about the directors and executive officers of Old National Bancorp is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. Information about the directors and executive officers of United Bancorp is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 25, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.